UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock,
par value $.01 per share

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leonard A. Lauder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,104,011

	6.	Shared Voting Power 4,215,620

	7.	Sole Dispositive Power 54,104,011

	8.	Shared Dispositive Power 4,215,620

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,319,631 ** SEE ITEM 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ ** SEE ITEM 4

11.	Percent of Class Represented by Amount in Row (9) 31.7% ** SEE ITEM 4

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The Estée Lauder Companies Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue, New York, New York 10153.

Item 2.
(a) - (c)

This report is being filed by Leonard A. Lauder with a business address of 767 Fifth Avenue, New York, New York 10153  (the “Reporting Person”).  The Reporting Person is a citizen of the United States of America.

	(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2004, the Reporting Person beneficially owned 70,078,292 shares of Class A Common Stock as follows:  (i) 5,369,169 shares of Class A Common Stock held directly by the Reporting Person; (ii) 3,029,302 shares of Class A Common and 42,705,540 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”), held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P.; (iii) 40,220 shares of Class B Common Stock held indirectly as co-trustee of the Estée Lauder 2002 Trust; (iv) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P.; (v) 313,862 shares of Class A Common held indirectly as a director of The Lauder Foundation; and (vi) 3,000,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person.  The shares of Class A Common Stock beneficially owned by the Reporting Person exclude 390,000 shares of Class A Common Stock owned by his wife and 125,000 shares of Class A Common Stock subject to exercisable employee stock options held by his wife, for which the Reporting Person disclaims beneficial ownership.  The Reporting Person also disclaims beneficial ownership of the 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.  The shares owned by Lauder & Sons L.P. and the Reporting Person’s wife are not covered by the Stockholders’ Agreement (as defined below).

At December 31, 2004, the 5,369,169 shares of Class A Common Stock held directly by the Reporting Person included 1,394,986 shares of Class A Common Stock loaned to Ronald S. Lauder.  Ronald S. Lauder is obligated to repay this loan upon demand by the Reporting Person.

(b)

Percent of class:

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 58,319,631 shares of Class A Common Stock, which would constitute 31.7% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 9,117,717 shares of Class A Common Stock and the 46,591,914 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 45.4% of the aggregate voting power of the Issuer.

(c)

Number of shares as to which the person has:

The Reporting Person has sole voting and dispositive power with respect to: (i) 5,369,169 shares of Class A Common Stock held directly by the Reporting Person; (ii) 3,029,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P.; and (iii) 3,000,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person.  The Reporting Person shares voting and dispositive power with Ronald S. Lauder, as co-trustees of The Estée Lauder 2002 Trust, with respect to 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust.  The Reporting Person shares voting and dispositive power with respect to 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. with (i) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P.; (ii) Northern Trust Company, Edward Elson and George Schiele, as co-trustees of The 1995 Estée Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Northern Trust Company, Fred H. Langhammer and Kenneth Duberstein, as co-trustees of The RSL Article VII 2002 Trust, which is a general partner of Lauder & Sons L.P.  The Reporting Person shares voting and dispositive power with respect to 313,862 shares of

Class A Common Stock held indirectly as a director of The Lauder Foundation.
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

William P. Lauder and Gary M. Lauder, as stockholders of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,029,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock owned by LAL Family Partners L.P.  Ronald S. Lauder, as a co-trustee and beneficiary of The Estée Lauder 2002 Trust, and Ira T. Wender, as a co-trustee of The Estée Lauder 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust.  The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.:  (i) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a beneficiary of The RSL Article VII 2002 Trust, which is a general partner of Lauder & Sons L.P.; (ii) Northern Trust Company, Edward Elson and George Schiele, as co-trustees of The 1995 Estée Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Northern Trust Company, Fred H. Langhammer and Kenneth Duberstein, as co-trustees of The RSL Article VII 2002 Trust, which is a general partner of Lauder & Sons L.P.  The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 313,862 shares of Class A Common Stock owned by The Lauder Foundation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Leonard A. Lauder
Signature
Leonard A. Lauder
Name/Title

EXHIBIT INDEX

Exhibit A — List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor and (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

The Rockefeller Trust Company (Delaware) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT